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JOHN W. KAUFFMAN                                      MIAMI
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                            February 14, 2006         PRINCETON
                                                      WESTCHESTER


VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Gregory Dundas


      Re:   Bay View Capital Corporation
            Amendment No. 2 to Registration Statement on Form S-4
            Filed February 14, 2005
            File No. 333-130438

Dear Mr. Dundas:

      Amendment No. 2 to the above-captioned registration statement was filed with the Commission today via EDGAR.

      The purpose of this letter is to provide a detailed response to the comments contained in the Commission's February 8, 2006 letter to Charles G. Cooper. For convenience of reference, we have included each of the Commission's numbered comments followed by our response to the comment.

      Our responses are as follows:


DUANE MORRIS LLP
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30 SOUTH 17TH STREET  PHILADELPHIA, PA 19103-4196  PHONE: 215.979.1000
FAX: 215.979.1020
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Securities and Exchange Commission
Page 2
February 14, 2006


1. We note your response to our prior comment 18. In your disclosure regarding each of the types of loans that GLB offers, please revise to disclose the various inherent risks that attach to each type of loan.

      We have revised the discussion in Amendment No. 2 to disclose the various inherent risks that attach to each type of loan that GBSB offers.

2. We note your response to prior comment 19. You mention continued negotiations, but do not provide any detail regarding the ongoing negotiations over the principal terms of the merger. Please revise to disclose the details of all such material negotiations. Please do the same regarding the background of the BVAC sale beginning on page 257.

      We have revised the discussion in Amendment No. 2 to provide more detail of the negotiations of the principal terms of the merger, including price negotiations, both in "Background of the Merger" section and the "Background of the Sale" section.

3. The board should specifically note each analysis underlying the fairness opinion that does not support its recommendation and explain why, in light of that analysis, it continues to recommend the transaction. This comment applies, if applicable, to each other set of board recommendations in the filing.

      We have revised the discussion in Amendment No. 2 to provide disclosure relating to information included in the Harris Nesbitt presentation that did not support the board's recommendation relating to the merger. We also added disclosure relating to the Board's review of selected trading multiples and premiums to managed receivables of selected public companies in the automobile loan industry and selected transaction value multiples and premiums to managed receivables implied in selected transactions and that given that BVCC's board believed that the financial and operating characteristics of BVAC cause its financial results to have limited comparability, for valuation purposes, to those other companies, the BVCC board did not consider these multiples and premiums as a factor in its decision to enter into the BVAC purchase agreement.

4. Please indicate how much BVCC has paid to Bank of Montreal in the two year period.

      We have revised the disclosure in Amendment No. 2 to disclose the amount of such payments.

5.    We continue to evaluate your responses to prior comments 26 and 27.

      We note the staff's statement regarding prior comments 26 and 27.
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Securities and Exchange Commission
Page 3
February 14, 2006


6. As previously requested, please revise to describe the negotiation of the principal terms of the transaction, including price.

      As noted in our response to Comment 2, we have revised the discussion in Amendment No. 2 to provide more detail of the negotiations of the principal terms of the transaction, including price negotiations, in the "Background of Sale" section.

7. We note your response to prior comment 30. However, as the disclosure states that UBS conducted more than one type of analysis please summarize, in reasonable detail, the other analyses.

      We have revised the disclosure in Amendment No. 2 so that such disclosure no longer states that UBS conducted more than one type of analysis. In addition, Amendment No. 2 summarizes the selected trading multiples and premiums to managed receivables of selected public companies in the automobile loan industry and selected transaction value multiples implied in selected transactions involving companies in the automobile loan industry, which were provided supplementally to the BVCC board.

8.    Please indicate how much of the fee is contingent and how much is not.

      We have revised the disclosure in Amendment No. 2 to indicate the portion of UBS' fee that is and is not contingent upon the consummation of the transaction.

9. Please indicate the amount of interest paid to affiliates of UBS in the two-year period.

      We have revised the disclosure in Amendment No. 2 to indicate the amount of interest received by affiliates of UBS in the past two years.

10. We note your response to prior comment 32. It appears, however, that the sentence beginning "As to all matters in which a person or entity..." was not deleted. Please revise accordingly.

      We have revised Exhibit 8.1 as requested.

11. You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

      We have revised Exhibit 8.1 as requested.
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Securities and Exchange Commission
Page 4
February 14, 2006


      If you have any questions about any of our responses, please call me at 215-979-1227.

      We appreciate your cooperation.

                                      Sincerely,

                                      John W. Kauffman

JWK:mg
cc:   Robert B. Goldstein
      Charles G. Cooper
      Barry M. Snyder
      Andrew W. Dorn, Jr.
      Frederick W. Dreher, Esquire